UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _)*

Therapeutic Solutions International, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

883378101
(CUSIP Number)

March 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x]	Rule 13d-1(b)

[ ]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No .	883378101	Page 2 of 5

1	Gemini Consulting LLC 26-3962511 NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ x ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Nevada		U.S.
NUMBER OF SHARES	5	SOLE VOTING POWER None
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 4,690,000
EACH REPORTING	7	SOLE DISPOSITIVE POWER None
PERSON WITH:	8	SHARED DISPOSITIVE POWER 4,690,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,690,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not applicable		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6%
12	TYPE OF REPORTING PERSON CO		IN

CUSIP No .	883378101	Page 3 of 5

Item 1(a).	Name of Issuer:

Therapeutic Solutions International, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

4093 Oceanside Blvd., Suite B, Oceanside, CA 92056

Item 2(a).	Name of Person Filing:

Gemini Consulting LLC

Item 2(b).	Address of Principal Business Office or, if None, Residence:

5989 Poplar Tree Street, Las Vegas, NV 89148

Item 2(c).	Citizenship:

State of Nevada

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

883378101

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

CUSIP No .	883378101	Page 4 of 5

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

4,690,000

(b)	Percent of class:

5.6%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

none

(ii) Shared power to vote or to direct the vote

4,690,000

(iii) Sole power to dispose or to direct the disposition of

none

(iv) Shared power to dispose or to direct the disposition of

4,690,000

CUSIP No .	883378101	Page 5 of 5

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	April 19, 2013

Signature:	/s/ Ming R Cheung
Name:	Ming R Cheung
Title:	Managing Director